Exhibit 99.1

GENFIT: Updates to 2020 Financial Calendar

-	Publication of the Universal Registration Document and Annual Report on Form 20-F are postponed until the end of May 2020
-	All additional dates remain unchanged, including the Annual Shareholders Meeting, scheduled for June 11, 2020.

Lille (France); Cambridge (Massachusetts, United States) — April 29, 2020 — GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced updates to its financial calendar for 2020*. These changes are in response to the current COVID-19 pandemic and organizational adjustments GENFIT has implemented, as announced in a press release issued on March 31, 2020.

GENFIT’s efforts in coordinating its response to the COVID-19 pandemic, especially those implemented for our clinical trials, have mobilized the teams involved in the preparation of the Universal Registration Document (“URD”) and the Annual Report on Form 20-F (“Form 20-F”). These reports, which were expected to be made available on April 30, 2020, will now be made available one month later, at the end of May 2020.

Aside from the URD and Form 20-F publication date, all other dates remain unchanged, and the 2020 financial calendar is as follows:

May 18, 2020:	Publication of revenue and cash position as of March 31, 2020
End of May 2020:	Universal Registration Document and Form 20-F publication
June 11, 2020:	Annual Shareholders Meeting in Lille, FR
September 30, 2020:	Publication of the Half Year 2020 financial statements
November 16, 2020:	Publication of revenue and cash position as of September 30, 2020

* This calendar remains tentative, and GENFIT reserves the right to amend the aforementioned dates if necessary.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, GENFIT is also developing a new, non-invasive blood-based diagnostic test, NIS4, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including forward-looking statements regarding its financial calendar for 2020. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although GENFIT believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including GENFIT’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by GENFIT. In addition, even if GENFIT’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the GENFIT does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3